Mail Stop 3561

October 10, 2006

Via Fax & U.S. Mail

Mr. Charles Norman, Chief Executive Officer
Homeland Security Network, Inc.
2500 Legacy Drive
Suite 226
Frisco, Texas 75034

> **Re: Homeland Security Network, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed April 7, 2006**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Filed May 16, 2006**
> **Form 10-QSB for the quarter ended June 30, 2006**
> **Filed August 21, 2006**
> **File No. 000-15216**

Dear Mr. Norman:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the year ended December 31, 2005

Item 5. Market for Common Equity and Related Stockholder Matters, page 9
Information Relating to the Company's Voting Securities, page 9

1.   We note from your disclosure that you issued 64,660,259 shares of common stock
        in various transactions throughout fiscal 2005. Please tell us how you determined
        the fair value of your common stock issued in each of these transactions. We note
        in certain transactions entered into during or around the same timeframe the fair
        value of the shares are valued differently. For example, in April 2005, you issued
        2,070,000 shares of common stock to executives and employees for payment of
        performance bonuses at either $.02 or $.11 per share, and 1,000,000 shares of
        common stock for financing costs at $.18 per share. It is unclear to us why such
        agreements would result in your common stock being valued differently. The
        negotiations may result in a final settlement amount which differs from the
        original transaction(s); however, we would not expect the fair value of your
        common stock in such transactions to differ from the fair value of common stock
        used in other transactions entered into during or around the same timeframe.
        Please explain to us in further detail why you believe your treatment is
        appropriate and the basis for your conclusions. Your response should explain in
        detail why you believe that the valuation of shares used in these transactions is
        appropriate and in accordance with SFAS No. 123, EITF 96-18 or other
        applicable accounting literature. We may have further comment upon receipt of
        your response.

2.   Also, please revise your equity footnote in the notes to the financial statements to
        include all issuances of common stock for the periods presented in future filings.
        It does not appear that your notes to the financial statements currently include all
        issuances of common stock similar to those described on page 10.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 11
General

3.   Please revise to provide more specific details of the Company's viable plan of
        operations and plans to address the going concern issues as required by FRC
        607.02, including plans to fully develop, manufacture and market the Company's
        products, any related financing issues and the impact if these plans are not
        successful.

4.   Please expand your MD&A in future filings to identify and discuss key
        performance indicators that management uses to manage the business and that
        would be material to investors; provide information about the quality of and

potential variability of, the Company's earnings and cash flows, so that investors can ascertain the likelihood that past performance is indicative of future performance. Refer to SEC Release No. 33-8350.

Consolidated Statements of Operations, page 31

5.   We note that you have included interest expense in your loss from operations. Please tell us whether interest expense related to your previous financing operations is classified separately from interest expense related to your notes payable that should be classified outside of operations in other expense.

6.   Please explain why the impairment of intangible asset of $546,275 has been presented outside of loss from operations on the face of your statements of operations when the impaired asset was related to software development costs which are apart of continuing operations.

Notes to Audited Consolidated Financial Statements, page 34
Note 3. Significant Accounting Policies, page 35
Accounts Receivable, page 36

7.   Reference is made to your disclosure on page 12 that the company incurred bad debt expense during the year ended December 31, 2005. In this regard, please tell us why you continue to believe that no provision for uncollectible accounts is necessary. Please explain if your recognition of bad debt expense was related to your prior financing operations or to your new GPS business and include historical amounts of bad debt recognized to date from your new operations, if any. Please note that management's belief that it is not subject to significant exposure from any one individual customer is not a valid reason for not recording such an allowance. You should consider not only customer concentrations, but also the credit worthiness of your customers, historical losses (to the extent available), and any collateral you may require. Please reevaluate your need for the allowance for doubtful accounts and advise.

Note 5. Background of Transaction and Change in Control and Acquisition by AAP, page 39

8.   Reference is made to the changes in control and acquisition transactions described in this note. Please tell us how you accounted for such transactions and whether the change in control and acquisition by AAP represented an exchange of ownership interests between entities of common control. If so, please tell us how your accounting treatment complies with EITF 90-5. If you do not believe you

are required to account for the transactions under EITF 90-5, please explain to us in detail as to why and provide us with the basis for your conclusions. Refer to Issue 3 of EITF 02-5 for guidance in determining whether the entities are under common control. In addition, your response should also include the journal entries for each of the following:

- The transfer to PHG of $2 million of interests in securitization assets, the balances in bank accounts of $404, and the Lexus automobile;
- Details of any other assets not directly associated with the company's primary business that were transferred;
- The forgiveness of amounts receivable from PHG in the amount of $37,395; and
- The contributions from PHG to fund payroll and loan obligations and the cancellation of loans to PHG of $4,139,880.

Note 10. Property, Plant and Equipment, page 42

9. We note the significant decrease in the balance of furniture and office equipment. Please tell us the reason(s) for this decrease including any sales, disposals or impairments and the applicable accounting treatment. Provide us with a rollforward of activity for both fixed assets and accumulated depreciation (i.e. beginning balance plus additions minus write-offs equals ending balance).

10. Please revise future filings to disclose the estimated useful lives of each major class of depreciable assets.

Note 11. Capitalized Software Costs

11. Please tell us and revise future filings to disclose the income statement caption under which amortization of capitalized software costs is classified.

Note 15. Beneficial Conversion Transaction, page 45

12. Based upon your disclosures, it appears as though 15,429,355 shares of common stock were issued to pay down $1,543 of debt. In the last paragraph of note 15, you disclose that $13,876 was recorded as a repayment of the obligation. Please provide us with further details concerning these conversion transactions in 2005, as well as the related forgiveness of debt. You should include your accounting treatment, journal entries, and the accounting literature upon which you relied in your response. Please also include how you determined the share prices on the dates of conversion, how the number of shares was determined and how you calculated the corresponding reduction in debt with regards to the conversion.

Note 16. Credit Union Participations, page 45

13.   We note that in 2004 and 2005, you were released from multiple guarantees and servicing obligations with regard to these participation agreements. Please provide us with further details on these releases, including the impact to your finance receivables and amounts payable to credit unions on your balance sheet. Your response should explain to us the nature of the guaranteed participation agreements and why the credit unions would be willing to give the company a full release. We note that amounts payable to credit unions is significantly higher than amounts you expect to receive.

Note 17. Related Party Transactions, page 46
Rodwell Software Systems, Inc., page 47

14.   We note from your disclosure that in September 2005 you issued 7,000,000 shares of common stock to RSSI in exchange for the purchase of software, firmware and product enhancements and in December 2005, you issued an additional 4,100,000 shares of common stock to RSSI as further compensation pursuant to your agreement with RSSI. However, it is unclear to us the fair value assigned to each traunche of shares issued as compensation in exchange for the products from RSSI. Please advise and also, tell us the basis you used to determine the fair value of such shares and why you believe it is appropriate. Similarly revise the notes to your financial statements to include the information requested above in future filings.

Securities Acquisition New York, LLC, page 49

15.   Please tell us and revise your disclosure in future filings to disclose how you valued the 2,500,000 shares of common stock issued as compensation for services rendered by Securities Acquisition New York LLC and tell us why you believe the basis for the valuation of your common stock was appropriate.

Note 19. Commitments and Contingencies, page 49

16.   Please explain to us why your rent expense in fiscal 2005 decreased to $45,064, given your annual cash payments of approximately $86,000 per year beginning August 2005, for your Frisco, TX location according to your fiscal 2004 10-KSB. Specifically address in your response your compliance with paragraph 15 of SFAS 13.

Note 20. Adjustments, page 50

17.   Please provide further information on the nature of the adjustment to the 10-KSB
        for December 31, 2004. Clarify for us why the reclassification to additional paid
        in capital and miscellaneous expense was appropriate.

Exhibits 31.1 and 31.2

18.   We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the
        proper form. The required certifications must be in the exact form prescribed; the
        wording of the required certifications may not be changed in any respect, except
        for the modifications temporarily permitted to be made to the fourth paragraph of
        the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of
        Release No. 8238. Accordingly, please revise future filings to include the
        certifications of each of your current CEO and CFO in the form currently set forth
        in Item 601(b)(31) of Regulation S-B.

Form 10-QSB for the fiscal quarter ended March 31, 2006

Consolidated Statements of Operations, page 4

19.   Please provide us with further details on the line item "gain on cancellation of
        debt" in the amount of $90,650. Include details as to what debt was canceled, if
        new debt was issued, the terms, and calculation of the gain. Clarify for us if this
        was actual debt canceled or the reversal of a litigation reserve from the February
        2006 settlement. If a reversal, tell us when and where the reserve was recorded
        within the financial statements and explain why there was no disclosure of this
        matter provided in your Form 10-KSB for the year ended December 31, 2005.
        Such transactions should be discussed in the notes your financial statements in
        future filings. We may have further comment upon receipt of your response.

Form 10-QSB for the quarter ended June 30, 2006
General

20.   We note several discrepancies between amounts in your financial statements and
        amounts discussed in MD&A. Please refer to your discussions of the cost of
        product sales decreasing by $181,094 versus the $122,906 as calculated per cost
        of good sold in your statement of operations; the increase in operating expenses of
        $76,007 versus the decrease of $189,418 per the statement of operations for total
        expenses; the increase of $3,784 in other operating expense which appears to be
        an increase of $31,784 per the statement of operations; the net cash provided by

financing activities of $100,00 whereas, the cash flow statement presents $60,055. Furthermore, items on page 8 of your financial statements refer to the wrong interim period, the amount of 6/30/06 interest expense on the same page is indeterminable, and your June 30, 2006 net loss is presented as net income. Given your statement in your December 31, 2004 10-KSB on page 16 that your financial statements as filed in your 2004 10-QSBs were not reviewed by your independent accountant, in direct violation of Regulation S-B, Item 310(b), please confirm to us that the financial statements as filed in your 3/31/06 10-QSB and 6/30/06 10-QSB were reviewed by your independent accountant. Please also ensure that such discrepancies are eliminated prior to filing such interim and annual reports in the future.

Consolidated Statements of Cash Flows, page 6

21.   We note that the line item "common stock issued for litigation settlement" in the amount of $1,074,046 for 2005 is not presented in your financial statements in your 12/31/05 10-KSB. Please explain why and provide further details on the nature of this line item. Tell us why the classification in fiscal 2005 is appropriate and how this adjustment was accounted for within your 2005 financial statements. Include in your response whether this is related to the settlement from note 17 of your financial statements.

22.   Please provide us with further information concerning the $50,000 for common stock issued for interest related to the beneficial conversion feature. The disclosures in note 12 refer only to the beneficial conversion transaction in 2005. Please advise.

Notes to Unaudited Consolidated Financial Statements, page 7
Note 3. Significant Accounting Policies, page 9
Revenue Recognition and Deferred Revenue – GPS Tracking, page 10

23.   We note from your disclosures in the business section of your Form 10-KSB for the year ended December 31, 2005 that your product and service offering provides customers with a system to track and recover valuable mobile assets, which contains both a hardware and software element. Further, we note from Note 3 of your Form 10-QSB for the quarter ended June 30, 2006 that you also provide subscriber and installation services to your customers in which case it appears your revenue contracts represent multiple elements arrangement. In this regard, please explain to us your revenue recognition policy with respect to such multiple element arrangements and how you have considered the accounting guidance set forth in EITF 00-21. Also, since your systems contain a software element, depending on the nature of the software involved, you may be required

to account for such arrangements under more restrictive guidance of SOP 97-2.
Please explain to us and revise your disclosure to address whether the software is
essential to the functionality of the hardware and if so, describe how it affects
your recognition of revenue, if any. If you do not believe the software is essential
to the hardware, please explain why and provide us with a detailed analysis of
your product offering. Please explain whether fair value has been established for
any or all of the elements included in your multiple element arrangements and if
so, tell us how fair value for the element(s) was established and the effect it has
on your revenue recognition policy, if any.

24.   We also note from your disclosure that you recognize revenue on product sales
upon shipment which occurs prior to the installation of the device. Please explain
in detail why you believe upfront revenue recognition for the product prior to
providing installation services is appropriate. We may have further comment
upon receipt of your response.

Note 9. Capitalized Software Costs, page 13

25.   The total capitalized software balance of $736,200 at June 30, 2006 does not
agree to the balance sheet amount of $706,233. Please correct this discrepancy in
future filings.

Note 11. Notes Payable, page 14

26.   We note the issuance of convertible debt in footnote 7 in April 2006. Please note
that EITF No. 98-5 provides guidance on how to determine whether a convertible
instrument contains a beneficial conversion feature. In this regard, please tell us
whether the convertible debt includes a beneficial conversion feature and if so,
how you accounted for the feature within your financial statements. If you do not
believe the convertible debenture includes beneficial conversion features, please
explain why. Also tell us how you determined the fair value of your common
stock at the date of issuance. We may have further comments after reviewing
your response.

Note 16. Operating Leases, page 18

27.   We note from your disclosure that you have relocated your principal executive
office to Richardson, Texas and that you commenced leasing the location on July
1, 2006. Please explain why your expected lease payments for the remainder of
fiscal 2006 (i.e. July 1 to December 31, 2006) of $7,115 are significantly lower

than your minimum lease payments for fiscals 2007 through 2009 calculated using a six month pro rata basis.

Management's Discussion and Analysis of Financial Condition and Results Operations, page 23

Revenues, page 23
Product Sales, page 23

28.   Please tell us and revise future filings to include the underlying business reasons for the significant decrease in product sales in 2006. We note your disclosure that this is due to a "decrease in the sales volume." Please expand on this to discuss the economic factors for the decrease in volume, for example, less sales staff, lower market demand, etc. and the underlying reasons attributing to the decrease, if applicable. Please use this level of detail consistently throughout your MD&A in future filings.

Operating expenses, page 24

29.   Please clarify for us the gain in the provision for loan losses of $136,238 given that the balance of provision for loan loss is an expense amount per the statement of operations. Reconcile in your response the amount per the statement of operations of $39,264 given that there is virtually no change in the provision per note 7. Revise future filings to eliminate confusing language such as "gain in decrease."

Liquidity, page 24

30.   In future filings, identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition and operating performance. For example, we note from page 17 that your line of credit is in default and this amount represents 5.1% of your current liabilities. However, there is no discussion in your liquidity section. This is a known demand that would provide investors with further data. Furthermore, the balance in the accounts receivable – related party account has remained unchanged from December 31, 2005 with no subsequent collections. Please discuss this impact in your discussion and analysis in future filings. Please consider the new MD&A guidance in SEC Release Nos. 33-8350, 34-48960, and FR-72.

31.   Revise future filings to describe reasons for material changes in cash flows from operating, investing, and financing activities from period to period. We note that your disclosures are merely a reiteration of the cash flow statement. The liquidity discussion should focus on the reasons for the changes in assets and liabilities and the need for purchases of property and equipment, treasury stock, and investments.

Item 3. Controls and Procedures, page 27

32.   We note that your material weaknesses disclosed and remediation plans have not changed from your December 31, 2005 10-KSB. Please provide us with a meaningful update to your plans to remediate these weaknesses and progress to date. Expand your disclosure in future filings to incorporate such updates.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief